May 30, 2024

VIA EDGAR

Sondra Snyder

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Re:	Newmont Corporation (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2023 (the “Form 10-K”)
Filed February 29, 2024
File No. 001-31240

Dear Ms. Snyder:

Further to your conversation on May 29, 2024 with my colleague, Logan Hennessey, Deputy General Counsel and Corporate Secretary, I am writing to confirm the Company’s request for a ten (10) business day extension to the deadline for responding to the comment raised by the Staff of the Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) in its letter to the Company, dated May 23, 2024 (the “Comment Letter”), with respect to the above referenced Form 10-K. On that basis, the Company expects to respond to the Comment Letter by no later than Friday, June 21, 2024. We extend our thanks to the Staff for allowing this extension.

Sincerely,

/s/ Peter Wexler

Peter Wexler, Executive Vice President & Chief Legal Officer